AMENDMENT TO AMENDED AND
RESTATED ARTICLES OF INCORPORATION
OF
CTI BIOPHARMA CORP.
Pursuant to the Washington Business Corporation Act, Chapter 23B.10, the undersigned officer of CTI BioPharma Corp., a Washington corporation (the “Corporation”), does hereby submit for filing these Articles of Amendment:
FIRST: The name of the Corporation is CTI BioPharma Corp.
SECOND: This amendment to the Corporation’s Amended and Restated Articles of Incorporation, as amended to date (the “Restated Articles”), was approved and adopted by the Board of Directors of the Corporation on December 9, 2016. Shareholder approval was not required on this amendment in accordance with the provisions of RCW 23B.10.020(4)(b).
THIRD: Section 1 of Article II of the Restated Articles is amended to read in its entirety as follows:
“ARTICLE II”
Authorized Capital Stock
1. Classes. The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” At the Effective Time, and as a result of the Reverse Stock Split (as defined and described below), the total number of shares which the Corporation shall have authority to issue shall be Forty-One Million Five Hundred Thirty-Three Thousand Three-Hundred Thirty-Three (41,533,333); the total number of authorized shares of Common Stock shall be Forty-One Million Five Hundred Thousand (41,500,000); and the total number of authorized shares of Preferred Stock shall be Thirty-Three Thousand Three Hundred Thirty-Three (33,333).
Effective as of 11:59 p.m. Pacific Daylight Time, on January 1, 2017 (the “Effective Time”), (a) each ten (10) outstanding shares of the Corporation’s Common Stock will be exchanged and combined, automatically, without further action, into one (1) share of Common Stock, and (b) the number of authorized shares of Common Stock and Preferred Stock shall be reduced in the same proportion as the reduction in outstanding shares of Common Stock (the “Reverse Stock Split”). No certificates for fractional shares of Common Stock shall be issued in the Reverse Stock Split, but in lieu thereof each holder of Common Stock who would otherwise have been entitled to a fraction of a share of Common Stock shall be paid cash equal to such fraction times the closing price of Common Stock as reported on The NASDAQ Capital Market on the trading day immediately preceding the Effective Time.”
FOURTH: These Articles of Amendment shall be effective as of 11:59 p.m., Pacific Daylight Time, on January 1, 2017.
* * *

I certify that I am a duly appointed and incumbent officer of the above named Corporation and I am authorized to execute this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation.
EXECUTED this 21st day of December, 2016.

CTI BIOPHARMA CORP.,
a Washington corporation

By:	/s/ Louis A. Bianco
Louis A. Bianco
Executive Vice President, Finance and Administration